SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange of 1934

(Amendment No. 1)*

HERCULES OFFSHORE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

427093109

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427093109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 672,564
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 672,564
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,564
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 427093109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 672,564
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 672,564
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,564
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 427093109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GCP Managing Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 672,564
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 672,564
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,564
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 427093109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 416,167
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 416,167
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,167
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 427093109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 132,745
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 132,745
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,745
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 427093109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners (Executives), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 64,081
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 64,081
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,081
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 427093109	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenhill Capital Partners (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 59,571
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 59,571
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,571
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON PN

Item 1(a). Name of Issuer:

     Hercules Offshore, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

     11 Greenway Plaza, Suite 2950, Houston, Texas 77046

Item 2(a). Name of Person Filing:

     This statement is filed jointly on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information conerning that person but is not responsible for the completeness or accuracy of the information conerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Greenhill & Co., Inc.

     Greenhill Capital Partners, LLC

     GCP Managing Partner, L.P.

     Greenhill Capital Partners, L.P.

     Greenhill Capital, L.P.

     Greenhill Capital Partners (Executives), L.P.

     Greenhill Capital Partners (Cayman), L.P.

     The filing persons are filing this Schedule 13G jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principle business office of all filing persons identified in this Schedule 13G is:

     300 Park Avenue, New York, NY 10022.

Item 2(c). Citizenship:

     Greenhill & Co., Inc. – Delaware

     Greenhill Capital Partners, LLC – Delaware

     GCP Managing Partner, L.P. – Delaware

     Greenhill Capital Partners, L.P. – Delaware

     Greenhill Capital, L.P. – Delaware

     Greenhill Capital Partners (Executives), L.P. – Delaware

     Greenhill Capital Partners (Cayman), L.P. – Cayman Islands

Item 2(d). Title of Class of Securities:

     Common Stock, $0.01 par value per share.

Item 2(e). CUSIP Number:

     427093109

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4. Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person’s name in the table in Item 4(c) below.

(a)	Amount beneficially owned:

     Greenhill Capital Partners, LLC, whose sole member is Greenhill & Co., Inc., is the general partner of GCP Managing Partner, L.P. Each of these entities may be deemed to indirectly beneficially own 672,564 shares of Common Stock by virtue of its relationship with the record owners of Common Stock as described herein.

     GCP Managing Partner, L.P. is the managing general partner of the following entities: Greenhill Capital Partners, L.P., which is the record owner of 416,167 shares of common stock, Greenhill Capital, L.P., which is the record owner of 132,745 shares of common stock, Greenhill Capital Partners (Executives), L.P., which is the record owner of 64,081 shares of common stock, and Greenhill Capital Partners (Cayman), L.P., which is the record owner of 59,571 shares of common stock.

     Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its or his pecuniary interest therein.

(b)	Percent of class:(1)

Greenhill & Co., Inc.	2.1%

Greenhill Capital Partners, LLC	2.1%

GCP Managing Partner, L.P.	2.1%

Greenhill Capital Partners, L.P.	1.3%

Greenhill Capital, L.P.	0.4%

Greenhill Capital Partners (Executives), L.P.	0.2%

Greenhill Capital Partners (Cayman), L.P.	0.2%

(1)	All percentages herein are based on 31,993,866 shares of Common Stock reported to be outstanding as of November 1, 2006, as reported on Form 10-Q filed with the SEC by the Issuer for the quarter ended September 30, 2006.

(c)	Number of shares as to which such person has:

	(i)	(ii)	(iii)	(iv)
	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition of

Greenhill & Co., Inc.	-0-	672,564	-0-	672,564

Greenhill Capital Partners, LLC	-0-	672,564	-0-	672,564

GCP Managing Partner, L.P.	-0-	672,564	-0-	672,564

Greenhill Capital Partners, L.P.	-0-	416,167	-0-	416,167

Greenhill Capital L.P.	-0-	132,745	-0-	132,745

Greenhill Capital Partners (Executives), L.P.	-0-	64,081	-0-	64,081

Greenhill Capital Partners (Cayman), L.P.	-0-	59,571	-0-	59,571

Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

GREENHILL & CO., INC.

By:	/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Co-President

GREENHILL CAPITAL PARTNERS, LLC

By:	/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director

GCP MANAGING PARTNER, L.P.

By:	Greenhill Capital Partners, LLC, its general partner

/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director

GREENHILL CAPITAL PARTNERS, L.P.

GREENHILL CAPITAL PARTNERS (CAYMAN), L.P.

GREENHILL CAPITAL PARTNERS (EXECUTIVES), L.P.

GREENHILL CAPITAL, L.P.

By:	GCP Managing Partner, L.P., as managing general partner of each of the foregoing partnerships
By:	Greenhill Capital Partners, LLC, its general partner

By:	/s/ Scott L. Bok

	Name:	Scott L. Bok
	Title:	Managing Director